

August 5, 2011

<u>Via E-Mail</u>

Roger V. Davidson, Esq.
General Counsel
New Frontier Energy, Inc.
1801 Broadway, Suite 920
Denver, CO 80202

> **Re: New Frontier Energy, Inc.**
> **Preliminary Schedule 14C**
> **Filed July 20, 2011**
> **File No. 000-50472**
>
> **Schedule 13E-3**
> **Filed July 20, 2011 by New Frontier Energy, Inc. and R. Michel B.**
> ** Escher**
> **File No. 005-81109**

Dear Mr. Davidson:

    We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

1. We note that Iris Energy Holdings, Limited is the record-holder of the shares also owned beneficially by Mr. Escher. We believe Iris Energy is also engaged in the going private transaction and should be added as a filing person on the Schedule 13E-3.

2.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all Iris Energy, if added in response to the preceding comment. For example, include a statement as to whether Iris Energy believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

Preliminary Schedule 14C

3.   Please revise the information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

Summary of Terms, page 1

4.   We note your disclosure here and elsewhere in the information statement that the board of directors and Mr. Escher determined that the going private transaction is fair to and in the best interests of all of your shareholders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

5.   We note in the second bullet point on page 2 your disclosure that you will continue providing information sufficient to allow your shares to continue trading on the pink sheets. Please describe the type of information you intend to continue providing and the frequency of such disclosure.

Special Factors

Structure of the Reverse/Forward Stock Split, page 6

6.   Please revise the second hypothetical scenario on page 7 to alert security holders that nominees may charge fees to effect the transfer of shares into a record account.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 7

7.   Please explain how the reverse stock split ratio of 1:500 was determined. Please also explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your

company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

8.   We note your disclosure on page 9 that the passage of the Sarbanes-Oxley Act may have some negative effects on you. Given that the law was enacted several years ago, please expand your disclosure to explain how the act may have an effect that was unknown until now.

Background of the Reverse/Forward Stock Split, page 11

9.   We note elsewhere in the information statement that your independent director was actively involved in the board's review of the stock split. Please revise this section to name the director and to describe how he or she was actively involved in the consideration of the going private transaction.

Fairness of the Reverse/Forward Stock Split to Shareholders, page 20

10.   We note your disclosure in the bullet point captioned "Going Concern Value analysis" (page 21) referring to what "management currently projects." Please tell us whether management prepared financial projections and, if so, who was given access to the projections. We may have further comment.

11.   Please explain the basis for your disclosure that the likely value of a pre-split share of common stock would be substantially lower than the book value per share (page 21).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions